UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43215

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OceanaGold Corporation
(Translation of registrant's name into English)

Suite 1020, 400 Burrard Street
Vancouver, British Columbia V6C 3A6
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                           Form 40-F ☒

EXPLANATORY NOTE
This Report on Form 6-K is being filed for the purpose of re-filing the financial statements included as Exhibit 99.1 hereto, which were initially filed as Exhibit 99.12 to the Registration Statement on Form 40-F of OceanaGold Corporation, in order to include the auditors’ reports thereon that were inadvertently omitted from the original filing of such financial statements.
INCORPORATION BY REFERENCE
Exhibits 99.1, 99.2 and 99.3 to this Form 6-K are each hereby incorporated by reference into the Registration Statement on Form S-8 of OceanaGold Corporation (File No. 333-294905) and the Registration Statement on Form 40-F of OceanaGold Corporation (File No. 001-43215).
DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.2	Consent of PricewaterhouseCoopers LLP (Canada)
99.3	Consent of PricewaterhouseCoopers (Australia)
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 1, 2026
OCEANAGOLD CORPORATION

		By:	/s/ Marius van Niekerk
		Name:	Marius van Niekerk
		Title:	Executive Vice President & Chief Financial Officer
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